Exhibit 12.1
Computation of Ratios
The computation of ratio of earnings to fixed charges for the years ended December 31, 2005, 2004, 2003, 2002 and 2001 are as follows:

	Years Ended December 31,
(Millions)	2005	2004	2003	2002	2001

Pretax income (loss) from continuing operations	$2,547.4	$1,898.9	$1,441.6	$544.8	$(378.7	)(1)
Add back fixed charges	177.5	165.5	161.1	178.3	218.8

Income (loss), as adjusted	$2,724.9	$2,064.4	$1,602.7	$723.1	$(159.9)

Fixed charges:
Interest on indebtedness	$122.8	$104.7	$102.9	$119.5	$142.8
Portion of rents representative of interest factor	54.7	60.8	58.2	58.8	76.0

Total fixed charges	$177.5	$165.5	$161.1	$178.3	$218.8

Ratio of earnings to fixed charges	15.35	12.47	9.95	4.06	(.73	)(1)

(1)	For the year ended December 31, 2001, pretax loss from continuing operations reflects a severance and facilities charge of $192.5 million. Additional pretax income from continuing operations necessary to achieve a ratio of earnings to fixed charges of 1.0 was approximately $378.7 million.